UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 23, 2023, ERYTECH Pharma S.A. filed a document d’exemption (the “exemption document”) with the Autorité des marchés financiers (AMF) in France in connection with its previously announced business combination with PHERECYDES Pharma S.A. (“PHERECYDES”). An English translation version of the exemption document is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The exemption document incorporates by reference, among others, PHERECYDES’ 2022 annual financial report published on April 27, 2023 (the “PHERECYDES 2022 Annual Financial Report”), including report of the Board of Directors of PHERECYDES on corporate governance included therein. An English translation version of the PHERECYDES 2022 Annual Financial Report is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Document d’exemption (English translation).

99.2	PHERECYDES 2022 Annual Financial Report (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: May 24, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer